Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC  20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

June 30, 2010

Houghton Hallock III, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the "Trust")
         -----------------------------------------------------------------------

Dear Mr. Hallock:

This letter responds to comments raised by the staff during our telephone conversation on June 7, 2010, concerning the proxy materials for the Meeting of Shareholders of the Frost Small Cap Equity Fund (the "Fund"), a series of the Trust. Each of your comments and our response to each comment is set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's proxy statement.

1. Comment: In the "Background" section of the proxy statement, please consider including a discussion regarding changes to the Fund's investment strategy that will occur as a result of Cambiar and Artio Global managing the Fund.

                  Response: The requested disclosure has been added to the proxy statement under the heading "Background - Information on New Sub-Adviser Investment Strategies."

2. Comment: Given that the word "global" appears in the name of one of the proposed sub-advisers, Artio Global Management LLC, please confirm whether the Fund will have a more international investment bias after Artio Global commences managing the Fund.

                  Response: The Fund currently is, and will continue to be, permitted to invest in securities of foreign issuers. It is not anticipated that the Fund will have more of an international investment bias as a result of Artio Global serving as sub-adviser of the Fund.

3. Comment: In the "Board Considerations" sections of the proxy statement, please consider including additional disclosure explaining the basis for the Board's approval of the Cambiar and Artio Global Sub-Advisory Agreements.

                  Response: We have revised the disclosure under the "Board Considerations" sections for Cambiar and Artio Global to reflect additional information regarding the Board's consideration and approval of Cambiar and Artio Global as sub-advisers for the Fund.

     4. Comment: Please confirm that both Cambiar and Artio Global have appropriate policies and procedures in place for potential conflicts of interests with respect to investment decisions made on behalf of the Fund and the other investment companies managed by each sub-adviser with the same investment goal and strategies as the Fund.

                  Response: We have confirmed that Cambiar and Artio Global have appropriate policies and procedures in place for potential conflicts of interests with respect to investment decisions made on behalf of the Fund and the other investment companies managed by each sub-adviser with the same investment goal and strategies as the Fund.


                             * * * * * * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5676.


Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik



Enclosures

cc:      Christopher D. Menconi, Esq.
         Joseph M. Gallo, Esq.